SEC
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NOV 29 2011

Washington, DC
125

SEC 11023637 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE FINANCIAL SERVICES, INC.
DBA - Sal Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED WAGSTAFF (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

a-9
11/29

sterne
agee

OATH OR AFFIRMATION

We, Jay W. Carter and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sterne Agee Financial Services, Inc., as of September 30, 2011, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

JOETTE CROUCH FREDRICKSON
Notary Public
Alabama State at Large
My Commission Expires March 24, 2014

Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page
X (b) Statement of Financial Condition
(c) Statement of Operations
(d) Statement of Changes in Financial Condition
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

800 SHADES CREEK PARKWAY, SUITE 550 · BIRMINGHAM, ALABAMA 35209
P) 205.380.1707 · F) 205.414.1457 · W) 888.678.3763 · WWW.STERNEAGEE.COM

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sterne Agee Financial Services, Inc.:

We have audited the accompanying statements of financial condition of Sterne Agee Financial Services, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2011 and 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Financial Services, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) as of September 30, 2011 and 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 23, 2011

STERNE AGEE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2011 and 2010

Assets		**2011**	**2010**
Cash and cash equivalents	$	4,264,432	3,976,129
Securities owned, at fair value		141,240	29,145
Furniture and equipment (less accumulated depreciation of $276,762 in 2011 and $245,647 in 2010)		43,552	49,251
Intangible assets		46,250	46,250
Other assets		2,109,034	2,606,016
Total assets	$	6,604,508	6,706,791
Liabilities and Stockholder's Equity			
Securities sold but not yet purchased, at fair value	$	—	218,859
Due to Parent company		5,932	3,990
Due to affiliates, net		266,766	110,850
Other liabilities		2,413,865	3,254,875
Total liabilities		2,686,563	3,588,574
Commitments and contingencies (note 4)			
Stockholder's equity:			
Preferred stock, $0.001 par value. Authorized, 500 shares, no shares issued or outstanding		—	—
Common stock, $0.001 par value. Authorized, issued, and outstanding: 2,500 shares		2	2
Additional paid-in capital		1,658,998	1,658,998
Retained earnings		2,258,945	1,459,217
Total stockholder's equity		3,917,945	3,118,217
Total liabilities and stockholder's equity	$	6,604,508	6,706,791

See accompanying notes to statements of financial condition.

STERNE AGEE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Notes to Statements of Financial Condition

September 30, 2011 and 2010

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Financial Services, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent brokers and third-party marketing agreements with various banks. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the financial statements conform with U.S. generally accepted accounting principles and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, intangibles, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Securities owned and receivables/payables with broker/dealers, if any, are recorded on a settlement date basis, which does not differ materially from a trade-date basis.

(Continued)

Securities owned and securities sold but not yet purchased are stated at fair value.

(e) ***Intangible Assets***

Intangible assets represent primarily the excess of consideration paid over the fair value of tangible assets acquired in connection with purchases of assets and assumptions of liabilities. Assets purchased included broker/agent contracts, clearing contracts, and client accounts. Intangible assets at September 30, 2011 and 2010 include $46,250 representing an indefinite life unamortizable intangible asset, which is the amount paid for a brokerage license, which was contributed to the Company as part of its original capitalization.

(f) ***Furniture and Equipment***

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

(g) ***Other Assets***

Other assets consist primarily of loans to independent brokers, deferred income taxes, and other receivables.

(h) ***Subsequent Events***

The Company has evaluated the effects of events or transactions through November 23, 2011 that have occurred subsequent to period-end September 30, 2011. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

(i) ***Recent Accounting Pronouncements***

Accounting Changes

In September 2006, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements*. This standard establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurement. This standard emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. This standard was adopted at the beginning of fiscal 2009 for financial assets and liabilities, without material impact on the financial statements. The Company adopted this standard at the beginning of fiscal 2011 for nonfinancial assets and liabilities. There was no significant impact on the statements of financial condition as a result of the application of this new guidance.

In June 2009, the FASB issued ASU 2009-16, *Accounting for Transfers of Financial Assets*, regarding the accounting for transfers of financial assets, as an amendment of previously issued guidance. This new guidance eliminates the Qualified Special Purpose Entity (QSPE) concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. The Company adopted this new

guidance as of October 1, 2010. There was no significant impact on the statements of financial condition as a result of our application of this new guidance.

In June 2009, the FASB issued ASU 2009-17, *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*, which amended the existing pronouncement related to the consolidation of variable interest entities. This new guidance requires the reporting entities to evaluate former QSPEs for consolidation, changes the approach to determine a variable interest entity's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required assessments to determine whether the Company is the primary beneficiary of any variable interest entities to which the Company is a party. The Company adopted this new guidance as of October 1, 2010. There was no significant impact on the statements of financial condition as a result of the application of this new guidance.

Accounting Changes Issued Not Currently Effective

In April 2011, the FASB issued ASU 2011-03, *Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements*, regarding the evaluation of certain terms in repurchase agreements, which impact the determination of whether a repurchase arrangement should be accounted for as a secured borrowing or a sale. The new guidance removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially agreed terms, even in the event of default by the transferee. This new guidance is effective prospectively for any of our applicable transactions, or modifications of existing transactions, that occur on or after October 1, 2012. The Company does not anticipate that this new guidance will have any significant impact on the statements of financial condition.

In May 2011, the FASB issued ASU 2010-06, *Improving Disclosures about Fair Value Measurements*, which amends the existing pronouncement related to fair value measurement. This new guidance primarily expands the existing disclosure requirements for fair value. Specifically, the new guidance mandates the following additional disclosures: 1) The amount of any transfers between Level 1 and Level 2 of the fair value hierarchy, 2) A quantitative disclosure of the unobservable inputs and assumptions used in the measurement of Level 3 instruments, 3) A qualitative discussion of the sensitivity of the fair value to changes in unobservable inputs and any inter-relationships between those inputs that magnify or mitigate the effect on the measurement of Level 3 instruments, 4) The level within the fair value hierarchy of items that are not measured at fair value in the statement of financial condition but whose fair value must be disclosed. This new guidance is effective for the Company prospectively beginning October 1, 2011. The Company expects the adoption of this new guidance will result in an increase of certain of the financial statement disclosures, but the adoption will not have any impact on the statements of financial condition.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2011 and 2010, the Company had net

capital of $1,609,774 and $870,608, respectively, which amounts were $1,430,669 and $645,959 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Common Stock and Warrants – Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other products. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

State and Municipal Securities – The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations (where observable), and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads, and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Assets measured at fair value on a recurring basis as of September 30, 2011

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Securities owned, at fair value:				
Common stock	$ 141,240	—	—	141,240

Assets measured at fair value on a recurring basis as of September 30, 2010

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Securities owned, at fair value:				
Common stock	$ 29,145	—	—	29,145
Liabilities:				
Securities sold but not yet purchased, at fair value:				
State and municipal obligations	$ —	182,988	—	182,988
Common stock	35,871	—	—	35,871
Total liabilities				$ 218,859

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets include cash and cash equivalents and certain payables to affiliates and others.

(4) Commitments and Contingencies

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

(5) Related-Party Transactions

SA Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with SAL. SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statements of financial condition, utilizing currently enacted tax laws, and rates.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with Accounting Standards Codification (ASC) 740, Accounting for Income Taxes, the Company has recorded the following:

	September 30	
	2011	**2010**
Deferred tax assets:		
Fixed assets	$ 10,962	10,407
Intangible amortization	76,181	89,961
Other	105,859	185,777
Total deferred tax assets	193,002	286,145
Deferred tax liabilities:		
Prepaid expenses	(37,900)	(43,779)
Compensation	(17,566)	—
Net deferred tax asset	$ 137,536	242,366

(Continued)

Management has concluded that the realization of deferred tax assets is more likely than not; accordingly, there were no valuation allowances during either 2011 or 2010.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2011, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2007 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities.